UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009
Commission File Number 001-33362
eTelecare Global Solutions, Inc.
(Translation of registrant’s name into English)
31st Floor CyberOne Building, Eastwood City, Cyberpark,
Libis, Quezon City 1110
Philippines
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

ETELECARE GLOBAL SOLUTIONS, INC.
Form 6-K

Page
Other Events	3
Signature	4

Other Events
On March 15, 2009, eTelecare Global Solutions, Inc. (the “Company”) filed a Form 17-C with the Philippine Securities and Exchange Commission reporting that the Company’s Board of Directors had approved the following resolutions:
(a)	Resolutions amending Article Seventh of the Amended Articles of Incorporation of the Company (i) to increase the par value of its shares from Two Pesos (P2.00) per share to Eight Hundred Twelve Thousand Five Hundred Pesos (P812,500) per share and correspondingly decrease the number of shares comprising its authorized capital stock from Sixty Five Million (65,000,000) to One Hundred and Sixty (160), and (ii) to provide that the Company shall not issue fractional shares;

(b)	Resolutions decreasing the number of issued and outstanding shares of the capital stock of the Company as a consequence of the decrease in the authorized shares, and providing that any resulting fractional share accruing to any shareholder shall be cancelled and the cash value thereof, to be determined by multiplying the total number of shares held by the relevant shareholder prior to the effectivity of the aforementioned amendment by USD9.00, shall be paid by the Company to said relevant shareholder in cash, net of any applicable withholding tax;

(c)	Resolutions authorizing the merger of the Company and EGS Acquisition Corporation, with the Company as the surviving corporation, and approving the Plan and Agreement of Merger that defines the terms and conditions of the same merger;

(d)	Resolutions calling a special meeting of the shareholders of the Company on April 28, 2009 and setting March 30, 2009 as the record date for said meeting, for the purpose of submitting the resolutions described in paragraphs (a) and (c) above for the approval of the shareholders of the Company; and

(e)	Resolutions authorizing the termination of the American Depositary Share (ADS) facility of the Company, subject to the terms of the Deposit Agreement as may be amended from time to time; or in the alternative, a reverse split of the outstanding ADSs and a corresponding adjustment to the exchange ratio of ADSs into Common Shares.
The Board also approved the audited financial statements of the Company as of and for the year ended December 31, 2008 and the Company’s Annual Report on the Philippine Securities and Exchange Commission’s Form 17-A.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eTelecare Global Solutions, Inc. (Registrant)
Date: March 16, 2009	By	/s/ Dave M. Gomez
		Name:	Dave M. Gomez
		Title:	Chief Legal Officer

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